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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO


         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13E(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         WORLDPORT COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                    WORLDPORT COMMUNICATIONS, INC. (OFFEROR)
                      THE HEICO COMPANIES, L.L.C. (OFFEROR)
                        MICHAEL E. HEISLEY, SR. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  98155 J 10 5
                      (CUSIP Number of Class of Securities)

                                KATHLEEN A. COTE
                             CHIEF EXECUTIVE OFFICER
                         WORLDPORT COMMUNICATIONS, INC.
                           975 WEILAND ROAD, SUITE 160
                          BUFFALO GROVE, ILLINOIS 60089
                                 (847) 229-8200

                               MICHAEL E. HEISLEY
                           THE HEICO COMPANIES, L.L.C.
                         5600 THREE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60602
                                 (312) 419-8220
            (Name, address, and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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                   CALCULATION OF FILING FEE: Previously Paid

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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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                                  INTRODUCTION

                  This final Amendment No. 4 to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") relates to the offer by WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), to purchase any and all outstanding shares of its common stock, par value $0.0001 per share, at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon. WorldPort's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2003, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule TO filed by WorldPort, The Heico Companies, L.L.C. and Michael E. Heisley, Sr. on March 28, 2003, April 4, 2003 and April 11, 2003, respectively, (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This final Amendment No. 4 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and are incorporated herein by reference.

                  All information in the (i) Offer to Purchase, including all schedules thereto and (ii) Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 4.    TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

                  The offer expired at 5:00 p.m., New York City time, on Friday, April 11, 2003. Based on the final count by the depositary for the Offer, 6,147,044 shares of WorldPort common stock were properly tendered and not withdrawn. WorldPort will purchase all 6,147,044 shares pursuant to the terms of the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

                  On April 17, 2003, WorldPort issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

         Exhibit No.
         -----------

         (a)(5)(vi)        Press Release dated April 17, 2003

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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WORLDPORT COMMUNICATIONS, INC.

                                            By:      /s/ Kathleen A. Cote
                                                 -------------------------------
                                            Name:  Kathleen A. Cote
                                            Title:  Chief Executive Officer


                                            THE HEICO COMPANIES, L.L.C.

                                            By:      /s/ Stanley H. Meadows
                                                 ------------------------------
                                            Name:  Stanley H. Meadows
                                            Title:  Assistant Secretary


                                            /s/ Michael E. Heisley, Sr.
                                            ------------------------------------
                                            Michael E. Heisley, Sr.


Dated:  April 17, 2003



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